

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Chris Ehrlich
Chief Executive Officer
Locust Walk Acquisition Corp.
200 Clarendon Street, 51st Floor
Boston, MA 02116

> **Re: Locust Walk Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 19, 2021**
> **File No. 333-257091**

Dear Mr. Ehrlich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed July 19, 2021

Risk Factors
Risks Related to the Discovery, Development and Regulatory Approval of our Product Candidates
Any difficulties or delays in the commencement or completion, or any terminations or suspensions, of our current or planned clinical..., page 51

1. We note your response to our prior comment 15. Please also include disclosure that pembrolizumab for the treatment of frontline NSCLC and other indications is owned by Merck the first time it is discussed in your risk factor disclosure, where appropriate. We also refer to your disclosure that your zotatifin product candidate is being evaluated in combination with other FDA-approved inhibitors, such as fulvestrant and herceptin.

Chris Ehrlich
Locust Walk Acquisition Corp.
August 4, 2021
Page 2

Please revise your disclosure throughout the prospectus to clarify that these inhibitors are therapies owned and developed by third parties.

<u>Use of our product candidates could be associated with side effect, adverse events..., page 54</u>

2.   We note your response to our prior comment 18. Please revise your disclosure on page 55 further to clarify that certain treatment-emergent adverse events observed during your Phase 2a trial of tomivosertib combined with Anti-PD-(L)1 agents were Grade 3 in severity, as referenced on page 172.

<u>Background of the Business Combination, page 114</u>

3.   We note your response to prior comment 13. Please expand your disclosure to discuss the valuations of comparable public companies and the analysis provided by Locust Walk Partners that were considered by the LWAC board or tell us why you believe such disclosure would not be material to investors.

     You may contact Michael Fay at 202-551-3812 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cheston J. Larson, Esq.